GIBSON, DUNN & CRUTCHER LLP
Lawyers

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

__________

2029 Century Park East, Suite 4000 Los Angeles, California 90067

(310) 552-8500

VIA FACSIMILE AND EDGAR	November 18, 2004

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3-9

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Attention: Jeffrey Riedler

Re:	WH Holdings (Cayman Islands) Ltd.
Registration Statement on S-1 filed October 1, 2004
File No. 333-119485

Dear Mr. Riedler:

On behalf of WH Holdings (Cayman Islands) Ltd., a Cayman Islands exempted limited liability company (the “Company”), we transmit herewith supplemental materials for your review in connection with the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission on October 1, 2004 (the “Registration Statement”). By this letter, on behalf of the Company, we supplement our November 16, 2004 and November 9, 2004 responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 3, 2004 (the “Comment Letter”), relating to the Company’s Registration Statement. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text.

Underwriters, page 124

98.  We note your disclosure on page 126 that you intend to do a “directed share offering.”  Please provide us with any material you intend to sell to potential purchasers such as a “friends and family” letter.  Tell us when you intend to send them to these potential purchasers.  Tell us whether the sale will be handled by you directly or by the underwriting syndicate.  Tell us the procedures you or the underwriter will employ in making the offering and how you will assure this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.  We may have further comments.

We note the Staff’s comment and provide herewith a copy of the pre-screen form that the Company plans to send out in connection with the Reserved Share Program (the “Program”).  The Company has been informed by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) that this pre-screen form has been previously reviewed and approved by Cecilia Blye of the Office of the General Counsel of the Division of Corporation Finance.  No changes (other than inserting the name of the Company and the name of the contact at the Company and changing the title of the security from Common Stock to Common Shares) have been made to the form.  The Company is planning on sending out the pre-screen form on Friday, November 19, 2004.  Accordingly, we will contact you before then to confirm that the Staff does not have additional comments related to the pre-screen form at this time.  We further confirm that we will send along to the Staff on a supplemental basis other materials related to the Program as soon as they are finalized.

                Please contact me at (310) 551-8800, Rayan Joshi at (213) 229-7207 or Jonathan K. Layne at (310) 552-8641 with any questions regarding the foregoing responses.

Very truly yours,

/s/ MICHAEL B. MAYES

Michael B. Mayes

cc:	Brett R. Chapman, Esq., WH Holdings (Cayman Islands) Ltd.
Richard Goudis, WH Holdings (Cayman Islands) Ltd.
Jonathan K. Layne, Esq., Gibson, Dunn & Crutcher LLP

From:  WH Holdings (Cayman Islands) Ltd.

To:  Friends of WH Holdings (Cayman Islands) Ltd.

                                A Registration Statement providing for a public offering of shares of Common Shares of WH Holdings (Cayman Islands) Ltd. (the “Company”) has been filed with the United States Securities and Exchange Commission, but has not yet been declared effective.

                                The Company is creating a database of people who may be invited to purchase Common Shares in our initial offering through a Reserved Share Program.  If you would like to receive a prospectus for this purpose, please complete and return the enclosed Database Information Form to Vicki Tuchman at the Company by                           , 2004.

                                We will need all of the information requested.  The Company has not yet determined who will be able to participate in the Reserved Share Program and is not hereby assuring you that you will have the opportunity to subscribe for Common Shares in the offering.  If you are invited to participate in the Reserved Share Program you may receive your invitation by e-mail.  You are under no obligation if you respond to this letter.  This is not an offer of the Common Shares, which offering can only be made by means of a Prospectus.

                                No offer to buy Common Shares can be accepted and no part of the purchase price can be received until the Registration Statement relating to the Common Shares has become effective under the Securities Act of 1933.  Any such offer to buy may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement.

                                The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:

“A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.  This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.”

                                The Company will not share this information with anyone other than the underwriters of the Common Shares, and will only share the information with the underwriters to the extent necessary to conduct the Reserved Share Program.

DATABASE INFORMATION FORM

Attention:  Vicki Tuchman

Phone:  (310) 203-2336

Fax:  (310) 203-2478

                                I am interested in receiving a copy of the prospectus for the public offering of Common Shares of WH Holdings (Cayman Islands) Ltd.  I understand that I am under no obligation by reason of delivering this information to the Company.

Please print all information clearly

Name:

Employer (Exact Name):

Title/Position:

Home Mailing Address:
Street Address

City	State	Zip Code

Home Phone (including area code):

Work Phone (including area code):

E-mail Address:

Signature:	Date:

This Database Information Form must be returned to                              no later than                           , 2004.  (Completed forms must be returned by fax to                      .)  NO EXCEPTIONS WILL BE MADE TO EXTEND THIS DEADLINE.